RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:07 07 May 2025 RNS Number : 5769H Unilever PLC 07 May 2025 TRANSACTIONS IN OWN SECURITIES 07 May 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 06 May 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 48.1200 Lowest price paid per share: GBP 47.7100 Volume weighted average price paid per share: GBP 47.9135 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 67,546,885 of its ordinary share and has 2,501,000,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 47.9135 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 100 48.05 XLON 09 12 48.05 XLON 09 37 48.05 XLON 09 508 48.05 XLON 09 251 48.06 XLON 09 384 48.04 XLON 09 207 48.05 XLON 09 202 48.05 XLON 09 194 48.05 XLON 09 196 48.03 XLON 09 190 48.03 XLON 09 193 48.04 XLON 09 83 48.03 XLON 09 91 48.06 XLON 09 145 48.06 XLON 09 229 48.05 XLON 09 210 48.09 XLON 09 160 48.09 XLON 09 42 48.09 XLON 09 198 48.12 XLON 09 189 48.08 XLON 09 201 48.06 XLON 09 195 48.03 XLON 09 195 48.00 XLON 09 194 48.01 XLON 10 198 47.97 XLON 10 83 47.99 XLON 10 113 47.99 XLON 10 130 47.99 XLON 10 67 47.99 XLON 10 198 48.01 XLON 10 100 47.97 XLON 10 242 48.03 XLON 10 226 48.06 XLON 10 206 48.05 XLON 10 86 48.03 XLON 10 111 48.03 XLON 10 195 47.99 XLON 10 174 47.97 XLON 10 201 47.98 XLON 10 195 47.96 XLON 10 28 47.93 XLON 10 282 47.91 XLON 10 56 47.84 XLON 10 186 47.84 XLON 10 210 47.83 XLON 10 213 47.80 XLON 10 189 47.81 XLON 10 189 47.81 XLON 10 189 47.78 XLON 11 197 47.78 XLON 11 195 47.76 XLON 11 194 47.75 XLON 11 197 47.77 XLON 11 191 47.79 XLON 11 189 47.79 XLON 11 86 47.77 XLON 11 111 47.77 XLON 11 254 47.83 XLON 11 248 47.85 XLON 11 100 47.83 XLON 11 152 47.83 XLON 11 201 47.85 XLON 11 25 47.86 XLON 11 296 47.86 XLON 11 225 47.90 XLON 11 32 47.91 XLON 11 162 47.91 XLON 11 212 47.96 XLON 11 21 47.93 XLON 11 187 47.93 XLON 11 180 47.93 XLON 11 18 47.93 XLON 11 195 47.96 XLON 12 138 47.96 XLON 12 47 47.96 XLON 12 5 47.96 XLON 12 194 47.94 XLON 12 116 47.91 XLON 12 224 47.86 XLON 12 195 47.86 XLON 12 74 47.84 XLON 12 262 47.95 XLON 12 218 47.93 XLON 12 88 47.93 XLON 12 126 47.93 XLON 12 21 47.93 XLON 12 173 47.93 XLON 12 189 47.95 XLON 12 208 47.93 XLON 12 189 47.92 XLON 12 133 47.92 XLON 12 199 47.91 XLON 12 236 47.92 XLON 12 203 47.93 XLON 12 213 47.95 XLON 13

29 47.93 XLON 13 166 47.93 XLON 13 190 47.95 XLON 13 200 47.92 XLON 13 194 47.93 XLON 13 150 47.91 XLON 13 222 47.91 XLON 13 25 47.92 XLON 13 175 47.92 XLON 13 195 47.95 XLON 13 100 47.93 XLON 13 95 47.93 XLON 13 104 47.94 XLON 13 69 47.94 XLON 13 20 47.94 XLON 13 191 47.93 XLON 13 193 47.91 XLON 13 97 47.92 XLON 13 101 47.92 XLON 13 24 47.97 XLON 13 172 47.97 XLON 13 14 47.95 XLON 13 40 47.92 XLON 13 100 47.92 XLON 13 58 47.92 XLON 13 257 47.95 XLON 13 226 47.95 XLON 13 228 47.95 XLON 13 216 47.98 XLON 13 112 47.99 XLON 13 99 47.99 XLON 13 195 48.00 XLON 13 189 47.99 XLON 14 176 48.00 XLON 14 14 48.00 XLON 14 27 48.00 XLON 14 16 48.00 XLON 14 247 48.00 XLON 14 200 47.98 XLON 14 22 47.98 XLON 14 308 48.00 XLON 14 131 47.98 XLON 14 58 47.98 XLON 14 247 47.98 XLON 14 254 47.98 XLON 14 4 47.99 XLON 14 202 47.99 XLON 14 193 47.99 XLON 14 36 48.00 XLON 14 201 48.00 XLON 14 215 47.99 XLON 14 218 47.95 XLON 14 150 47.94 XLON 14 58 47.94 XLON 14 32 47.93 XLON 14 183 47.93 XLON 14 222 47.91 XLON 14 211 47.93 XLON 14 150 47.93 XLON 14 172 47.95 XLON 14 81 47.95 XLON 14 264 47.93 XLON 14 224 47.91 XLON 14 210 47.92 XLON 14 193 47.90 XLON 14 224 47.86 XLON 14 209 47.85 XLON 14 205 47.85 XLON 14 201 47.88 XLON 14 205 47.86 XLON 14 145 47.84 XLON 14 235 47.89 XLON 14 149 47.88 XLON 14 56 47.88 XLON 14 211 47.92 XLON 14 195 47.90 XLON 14 20 47.90 XLON 14 194 47.90 XLON 14 171 47.92 XLON 14 33 47.92 XLON 14 199 47.86 XLON 14 194 47.83 XLON 14 191 47.83 XLON 14 189 47.84 XLON 14 131 47.81 XLON 14 58 47.81 XLON 14 128 47.82 XLON 14 63 47.82 XLON 14 194 47.83 XLON 14 180 47.83 XLON 14 16 47.83 XLON 14 24 47.81 XLON 14 100 47.81 XLON 14 67 47.81 XLON 14 180 47.82 XLON 14 200 47.81 XLON 14 22 47.81 XLON 14 218 47.85 XLON 14 197 47.85 XLON 14 23 47.85 XLON 14 191 47.85 XLON 14 223 47.86 XLON 14 190 47.86 XLON 14 62 47.84 XLON 15 100 47.84 XLON 15 112 47.84 XLON 15 127 47.84 XLON 15 222 47.86 XLON 15 229 47.89 XLON 15 15 47.88 XLON 15 195 47.88 XLON 15 188 47.88 XLON 15 18 47.88 XLON 15 277 47.89 XLON 15 263 47.89 XLON 15 244 47.89 XLON 15 213 47.88 XLON 15 202 47.85 XLON 15 201 47.81 XLON 15 205 47.77 XLON 15 100 47.79 XLON 15 94 47.79 XLON 15 200 47.77 XLON 15 96 47.76 XLON 15 238 47.72 XLON 15 220 47.74 XLON 15 207 47.72 XLON 15 53 47.71 XLON 15 207 47.75 XLON 15 203 47.76 XLON 15 269 47.76 XLON 15 245 47.77 XLON 15 19 47.77 XLON 15 202 47.77 XLON 15 10 47.82 XLON 15 194 47.82 XLON 15 202 47.82 XLON 15 272 47.82 XLON 15 206 47.78 XLON 15 200 47.85 XLON 15 270 47.85 XLON 15 197 47.82 XLON 15 7 47.83 XLON 15 233 47.85 XLON 15 253 47.85 XLON 15 192 47.83 XLON 15 269 47.81 XLON 15 190 47.81 XLON 15 264 47.82 XLON 15 180 47.82 XLON 15 13 47.82 XLON 15 190 47.84 XLON 15 168 47.85 XLON 15 329 47.89 XLON 15 242 47.93 XLON 15 222 47.95 XLON 15 260 47.97 XLON 15 100 47.97 XLON 15 100 47.97 XLON 15 2 47.97 XLON 15

354 47.97 XLON 15 38 47.95 XLON 15 137 47.95 XLON 15 228 47.97 XLON 15 4 47.97 XLON 15 228 47.98 XLON 15 295 47.98 XLON 16 152 47.98 XLON 16 246 47.95 XLON 16 256 47.95 XLON 16 19 47.95 XLON 16 214 47.99 XLON 16 14 47.99 XLON 16 176 47.99 XLON 16 197 47.97 XLON 16 236 47.95 XLON 16 220 47.95 XLON 16 214 47.95 XLON 16 68 47.97 XLON 16 264 47.97 XLON 16 24 47.95 XLON 16 135 47.95 XLON 16 64 47.95 XLON 16 310 47.95 XLON 16 457 47.97 XLON 16 324 47.97 XLON 16 276 47.97 XLON 16 222 47.95 XLON 16 443 47.96 XLON 16 228 47.95 XLON 16 284 47.95 XLON 16 201 47.93 XLON 16 326 47.93 XLON 16 318 47.92 XLON 16 55 47.91 XLON 16 176 47.91 XLON 16 184 47.91 XLON 16 136 47.91 XLON 16 342 47.88 XLON 16 275 47.87 XLON 16 245 47.85 XLON 16 283 47.84 XLON 16 153 47.83 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.